SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number: 001-12711

NOTIFICATION OF LATE FILING

☒Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K	☐ Transition Report on Form 11-K
☐ Transition Report on Form 20-F	☐ Transition Report on Form 10-Q

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

 PART I

REGISTRANT INFORMATION

Full name of registrant	Ault Alliance, Inc.
Address of principal executive office	11411 Southern Highlands Parkway, Suite 240
City, state and zip code	Las Vegas, NV 89141

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Form 10-K for the fiscal year ended December 31, 2022 has imposed requirements that have rendered timely filing of the Form 10-K impracticable without undue hardship and expense to the registrant.

Part IV

Other Information

(1) Name and telephone number of person to contact in regard to this notification

Kenneth S. Cragun	(949)	444-5464
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s revenue increased to approximately $134 million for the year ended December 31, 2022, representing an increase of $82 million compared to $52 million for the year ended December 31, 2021. The registrant’s loss from continuing operations was approximately $151 million for the year ended December 31, 2022, an increase of $133 million compared to a loss from continuing operations of $18 million for the year ended December 31, 2021.

The increase in revenue for the year ended December 31, 2022, was due to revenue from lending and trading activities of approximately $37 million, an increase compared to the year ended December 31, 2021 of approximately $20 million. Revenue for the year ended December 31, 2022 included approximately $24 million from its majority owned subsidiary, The Singing Machine Company, Inc. (“SMC”), which was acquired in June 2022. Revenue for the year ended December 31, 2022 included approximately $3 million from its Circle 8 crane operation acquired in December 2022. The registrant also had increases in its cryptocurrency mining operations of approximately $13 million and from hotel operations of approximately $17 million. The registrant acquired the hotel assets in December 2021.

The registrant’s operating expenses increased to approximately $207 million for the year ended December 31, 2022, representing an increase of approximately $160 million compared to $47 million for the year ended December 31, 2021. Operating expenses at recently acquired companies and one-time impairment charges represented the majority of the increase in operating expenses. In addition, the registrant recorded a $1 million loss contingency related to the previously disclosed Securities and Exchange Commission matter.

The increase in operating expenses from the year ended December 31, 2021, was due to the following:

•	Research and development expenses increased by approximately $1 million to approximately $3 million for the year ended December 31, 2022, from $2 million for the year ended December 31, 2021. The increase in research and development expenses is due to product development efforts at the registrant’s TurnOnGreen and Gresham Worldwide defense business segments.

2

•	Selling and marketing expenses were approximately $29 million for the year ended December 31, 2022, compared to $8 million for the year ended December 31, 2021, an increase of $21 million, or approximately 263%. The increase was the result of higher marketing costs related to an advertising sponsorship agreement as well as increases in sales and marketing personnel and consultants primarily at the registrant’s Technology and Finance business segment. SMC, which was acquired in June 2022, incurred approximately $2 million in selling and marketing costs. The increase is also attributable to costs incurred to grow the registrant’s selling and marketing infrastructure related to its electric vehicle charger products.

•	General and administrative expenses were approximately $68 million for the year ended December 31, 2022, compared to $37 million for the year ended December 31, 2021, an increase of approximately $31 million, or approximately 81%. General and administrative expenses increased by approximately $16 million from the comparative prior period due to our recent acquisitions with the remaining increase mainly due to increased costs related to the Michigan data center, and higher legal expense, salaries, stock-based compensation and audit fees.

•	Impairment of Goodwill was approximately $10 million for the year ended December 31, 2022, compared to $0 for the year ended December 31, 2021. During the fourth quarter of 2022 the registrant recorded an impairment of goodwill of approximately $7 million related to Giga-tronics Incorporated and approximately $3 million related to SMC as both of these companies experienced a significant decline in sales and a drop in the trading price of their common stock.

•	During the year ended December 31, 2022, adverse changes in business climate, including decreases in the price of Bitcoin which ultimately led to a corresponding decrease in the market price of miners, indicated that an impairment triggering event had occurred. The registrant concluded that the estimated fair value of our miners to be less than their net carrying value as of December 31, 2022, and recognized an impairment charge of approximately $92 million.

The registrant’s estimated net loss available to common stockholders was approximately $197 million for the year ended December 31, 2022, compared to a net loss available to common stockholders of $24 million for the year ended December 31, 2021.

3

AULT ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 31, 2023	/s/ Kenneth S. Cragun
By: Kenneth S. Cragun
Title: Chief Financial Officer

4